SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

[redacted]

08001909

April 9, 2008

Washington, DC

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Enclosures

dlw 4/21

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated March 17, 2008; and
2. News Release – Dated March 27, 2008.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 13, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Intersects Lead-Zinc and Gold at its Jersey-Emerald Molybdenum-Tungsten Property, BC, Canada

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce that seventeen additional diamond drill-holes have intersected and expanded a zone of lead-zinc mineralization on its 100% owned Jersey-Emerald molybdenum-tungsten Property in southern British Columbia.

Final assay results are now available for 21 diamond drill holes, JS07-01 through JS07-21, that test a zone of stratiform zinc mineralization discovered by trenching in September 2007 (see News Release of Sept. 24, 2007). The mineralization was initially confirmed by four diamond drill holes, JS07-01 through JS07-04, reported on February 11, 2008.

Highlights of the 21 holes reported here were **hole JS-07-01 which assayed 10.53% zinc and 3.02% lead** across 5.0 feet within a 60.0 foot thick zone that assayed 3.35% zinc and 0.73% lead, **hole JS-07-17 which assayed 7.69% zinc** across 5.9 feet within an 85.0 foot thick zone that assayed 1.46% zinc and **hole JS-07-08 which assayed 5.22% zinc** across 20.0 feet within a 60.0 foot thick zone that assayed 1.33% zinc.

The 21 drill holes test a 1,000 foot by 1,000 foot area centred on the north end of the historic Jersey Lead-Zinc Mine. The results suggest that several horizons of significant zinc and lead mineralization occur within a thick, zinc-rich horizon that stretches east and west from the north end of the historic Jersey Mine workings. Lead and silver concentrations are seen to increase to the north and west, while zinc concentrations increase to the south and east.

In addition to the lead-zinc mineralization an unexpected gold intersection was encountered in hole JS-07-15. This hole assayed 6.16 g/t gold across a 24.4 foot core length from 22.6 to 47.0 feet. The intersection included a 10.0 foot section from 37.0 to 47.0 feet that assayed 10.43 g/t gold. Additional diamond drilling is required to determine the potential of this zone.

Significant lead, zinc and silver intersections from the 21 drill holes are given in the following table:

DRILL-HOLE NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	Zn (%)	Pb (%)	Ag (g/t)
JS07-01*	9245	9095	000/-90	14.00	74.00	60.00	3.35	0.73	7.50
Including				31.80	52.40	20.60	5.77	0.99	10.62
Including				69.00	74.00	5.00	10.53	3.02	36.76
JS07-02*	9245	9105	130/-60	8.00	16.00	0.09	2.03	0.09	1.28
and				29.70	98.20	0.05	1.32	0.05	0.54
Including				29.70	32.00	8.87	11.33	8.87	55.55
and				79.00	98.20	0.22	4.72	0.22	3.48
Including				91.40	98.20	0.54	8.52	0.54	7.26
JS07-03*	9295	9195	000/-90				No	Values	
JS07-04*	9052	8961	000/-70	1.50	55.80	54.30	1.63	0.47	2.60
Including				26.80	55.80	29.00	2.75	0.84	4.59
Including				49.50	55.80	6.30	5.55	3.14	16.89
JS07-05	9046	8966	195/-70	3.00	73.00	70.00	1.28	0.14	0.75
Including				33.00	53.00	20.00	2.66	0.11	1.50
Including				43.00	53.00	10.00	3.32	0.13	1.89
and				63.00	73.00	10.00	2.78	0.65	1.59
JS07-06	8952	8895	282/-55	29.00	37.50	8.50	3.12	0.06	1.37
JS07-07	8950	8896	000/-90	29.00	54.00	25.00	0.88	0.01	0.28
Including				29.00	36.70	7.70	1.84	0.01	0.56
JS07-08	8948	8897	102/-60	9.00	19.00	10.00	1.94	0.87	1.37
and				49.00	109.00	60.00	1.33	0.04	0.62
Including				49.00	59.00	10.00	2.29	0.06	1.46
and				169.00	209.00	40.00	3.88	0.29	4.82
Including				179.00	199.00	20.00	5.22	0.58	8.55
JS07-09	8948	8897	102/-70	8.00	109.00	101.00	0.70	0.04	0.36
Including				39.00	59.00	20.00	2.56	0.17	1.29
Including				49.00	59.00	10.00	3.46	0.29	1.65
JS07-10	8710	8667	000/-90	19.00	59.00	40.00	0.48	0.03	0.32
JS07-11	8710	8667	090/-90	8.00	52.00	44.00	0.91	0.02	0.39
Including				32.00	42.00	10.00	2.62	0.02	0.62
JS07-12	8642	8572	010/-70	67.00	119.50	52.50	0.89	0.01	0.25
Including				87.00	97.00	10.00	2.10	0.01	0.28
JS07-13	8630	8572	090/-90	38.00	118.00	88.00	1.32	0.04	0.95
Including				78.00	98.00	20.00	2.98	0.06	1.12
and				78.00	88.00	10.00	3.14	0.04	1.11

DRILL-HOLE NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	Zn (%)	Pb (%)	Ag (g/t)
JS07-14	8630	8578	090/-60	57.00	117.00	60.00	1.21	0.01	0.30
Including				67.00	87.00	20.00	2.77	0.02	0.51
and				67.00	77.00	10.00	4.09	0.04	0.56
JS07-15	8460	8510	115/-60	17.00	22.60	5.60	4.74	0.45	2.34
and				107.00	145.50	38.50	2.74	0.03	0.76
Including				117.00	135.20	18.20	4.82	0.06	1.21
Including				117.00	125.70	8.70	7.05	0.06	1.75
JS07-16	8460	8510	000/-90	16.60	22.50	5.90	2.05	0.62	3.50
and				118.00	158.50	40.50	3.05	0.03	0.70
Including				125.30	133.00	7.70	5.63	0.10	2.24
and				143.00	158.50	15.50	4.57	0.03	0.45
JS07-17	8385	8369	112/-55	14.00	17.00	3.00	1.71	0.39	3.50
and				112.00	197.00	85.00	1.46	0.01	0.25
Including				130.00	168.10	38.10	2.88	0.02	0.43
Including				162.20	168.10	5.90	7.69	0.01	0.20
JS07-18	8385	8369	112/-45	12.00	18.00	6.00	2.71	0.39	3.48
and				146.00	156.00	10.00	1.24	0.01	0.47
and				171.70	194.00	22.30	1.26	0.01	0.17
JS07-19	8385	8369	112/-68				No	Values	
JS07-20	8592	9425	331/-69	183.00	195.70	12.50	1.56	0.01	0.21
Including				193.00	195.70	2.70	5.36	0.02	0.53
JS07-21	8592	9425	314/-69	148.00	168.00	20.00	2.32	0.03	0.63
Including				158.00	168.00	10.00	4.15	0.03	0.70
and				223.00	273.00	50.00	1.10	0.14	0.61
Including				243.00	253.00	10.00	2.36	0.62	1.64

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5,600 drill hole database.

Note 2: Drill hole intersection angles vary from 40° to 85° suggesting that the true width of these intersections may range from 60% to 95% of the drill core intersection length.

Note 3: * Denotes previously reported drill hole

The 21 drill holes reported above tested a 200-foot wide perimeter that bounds the historic "G Zone" to the east and west. The G Zone was the northernmost workings in the Jersey Lead-Zinc Mine. The grades intersected in these holes are comparable to the historical grades of the Jersey mine which averaged 2.0% Pb and 3.8% Zn. The holes demonstrate that significant lead-zinc mineralization extends well beyond the limits of the historic mining operation. The attitude and intersection depth of the mineralization suggests that a considerable portion of the western margin of the deposit might be extracted by surface mining methods.

The Jersey-Emerald property is located approximately 30 kilometres east of the community of Trail in southern British Columbia. The property was host to BC's second largest lead-zinc producer and Canada's second largest tungsten mine. The two mines were operated by Placer Dome from 1947 until their closure due to low metal prices in 1973. Previous mining operations were confined to a 5.0 square kilometre area in the centre of the present 93.0 square kilometre property. In the vicinity of the historic mines, deposits of lead-zinc, tungsten and molybdenum occur stacked one above the other on this polymetallic property. Soil geochemical surveys completed by Sultan minerals have located extensive, wide spread, soil anomalies for zinc, tungsten and molybdenum on the property. Large soil anomalies for zinc occur 3.0 kilometres south and 2.0 kilometres east of the historic mine suggesting there is exceptional lead-zinc exploration potential far beyond the limits of the historic mines.

Sultan is awaiting assays for a further 40 surface drill holes drilled marginal to the historic lead-zinc and tungsten workings during the 2007 drill program. A 3,500-metre underground drill program is presently underway on the East Dodger Molybdenum Zone. In June 2007 underground drill hole JM07-04 intersected 0.10% molybdenum (MoS_2) over a core length of 548.0 feet in the East Dodger Zone. The intersection included several higher grade sections that assayed 0.28% MoS_2 over 79.9 feet, 0.23% MoS_2 over 43.0 feet and 1.81% MoS_2 over 9.9 feet.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines for Placer-Dome, oversees all on-going diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com

Please click to view Drill Hole Locations 2007 Drill Program Map.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com
or
Catarina Cerqueira , Associate Account Manager
CHF Investor Relations
Phone: (416) 868-1079, Ext. 251
Email: catarina@chfir.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

March 27, 2008

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Expands Tungsten and Zinc Mineralization at its Jersey-Emerald Property, BC, Canada

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") is pleased to announce assay results for drill holes JS07-22 through JS07-29 on its 100% owned Jersey-Emerald tungsten-molybdenum ("WO_3-MoS_2") property in southern British Columbia. The results are very favourable. Furthermore, two holes successfully demonstrated potential for large extensions to the historic East Dodger Tungsten Mine and five holes confirmed an eastern extension of the historic Jersey Zinc Mine. (See earlier News Release of March 13, 2008).

Three drill holes, JS07-22, JS07-25 and JS07-26, tested a 2,000-foot long corridor centred on the historic Emerald Tungsten Mine. Hole JS07-22, located 1,200 feet north of the Emerald workings, intersected a 6.6-foot thick tungsten rich zone that assayed 0.57% WO_3 within a 41.2-foot thick horizon that assayed 0.20% WO_3. Hole JS07-25, located 500 feet south or the Emerald workings intersected 3.9 feet that carried 2.21% WO_3 within a 14.20-foot wide zone that assayed 0.65% WO_3. Assays for hole JS07-26 are still pending. The results obtained from these holes suggest that tungsten mineralization comparable in grade and width to the historic mine extend well beyond the historic mine workings of Emerald.

Drill hole JS07-25 also intersected a 2.9-foot wide quartz vein carrying 0.40% MoS_2 in a granite intrusive beneath the tungsten zone. This mineralization is believed to represent the southern margin of the East Dodger Molybdenum zone found in the Dodger 4200 Drive North approximately 500 feet to the west.

Significant tungsten and molybdenum intersections from these holes at Emerald are given in the following table:

DRILL-HOLE NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	WO_3 (%)	MoS_2 (%)
JS07-22	8592	9425	352/-69	316.40	357.60	**41.20**	**0.20**	–
Including				316.40	323.00	**6.60**	**0.57**	–
JS07-25	6515	9165	025/-57	780.80	795.00	**14.20**	**0.65**	–
Including				791.10	795.00	**3.90**	**2.21**	–
and				825.10	828.00	**2.90**	–	**0.40**
JS07-26	6300	9190	025/-57	**Assays**	**Pending**			

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing database of 5,600 drill holes. Convert feet to metres by multiplying by 0.304.

Drill holes JS07-23, JS07-24 and JS07-27 through JS07-29 followed up a zone of zinc mineralization intersected in previously reported holes JS07-20 and JS07-21 (See News Release of March 13, 2008). The five drill holes tested a 300 by 500 foot zone situated along the east margin of the Jersey Zinc Mine. This area bounds the historic "G Zone" zinc deposit which was the northernmost workings in the Jersey Lead-Zinc Mine. The grades intersected in these holes are comparable to the historical grades of the Jersey mine which averaged 2.0% Pb and 3.8% Zn. A sixth drill hole, JS07-29, was stopped at 358 feet and is now believed to have been too short to intersect the mineralized horizon.

Significant lead-zinc and silver intersections from these six holes at Jersey are given in the following table:

DRILL-HOLE NUMBER	GRID North	GRID East	AZMTH /DIP	FROM (feet)	TO (feet)	WIDTH (feet)	Zn (%)	Pb (%)	Ag (g/t)
JS07-22	8592	9425	352/-69	198.00	211.60	**13.60**	**0.46**	**0.01**	**0.29**
JS07-23	8592	9424	300/-69	133.00	234.00	**101.00**	**0.78**	**0.03**	**1.30**
Including				213.00	234.00	**21.00**	**2.17**	**0.06**	**1.67**
Including				213.00	223.00	**10.00**	**2.76**	**0.03**	**0.52**
JS07-24	8592	9427	013/-75	281.00	291.00	**10.00**	**1.23**	**0.20**	**6.29**
JS07-27	8428	9330	000/-90	258.50	297.00	**38.50**	**2.92**	**0.24**	**1.36**
				287.00	297.00	**10.00**	**5.40**	**0.65**	**3.01**
JS07-28	8428	9332	100/-84	197.00	252.00	**55.00**	**0.61**	**0.02**	**0.40**
				239.70	252.00	**12.30**	**2.52**	**0.06**	**0.93**
Including				239.70	247.00	**7.30**	**3.04**	**0.10**	**1.47**
JS07-29	8428	9318	280/-84				**No**	**Values**	

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 5 database of 5,600 drill holes. Convert feet to metres by multiplying by 0.304.

Note 2: Drill hole intersection angles vary from 40° to 85° suggesting that the true width of these intersections may range from 60% to 95% of the drill core intersection length.

These six drill holes and the 21 holes reported in the March 13, 2008, news release together demonstrate that lead-zinc mineralization extends well beyond the limits of the historic mining operation at Jersey.

Sultan is awaiting assays for a further 37 surface and underground drill holes that have recently been completed in the ongoing drill program. Diamond drilling is presently underway on the East Dodger Molybdenum Zone where underground drill hole JM07-04 intersected 0.10% MoS_2 over a core length of 548.0 feet. The intersection included several higher-grade sections that included 0.28% MoS_2 over 79.9 feet, 0.23% MoS_2 over 43.0 feet and 1.81% MoS_2 over 9.9 feet.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines under Placer-Dome, oversees all on-going diamond drilling programs for Sultan. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience from Kamloops, BC, is Sultan's project supervisor and "Qualified Person" as defined by NI 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Please click to view Drill Hole Locations 2007 Drill Program Map.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com
or
Catarina Cerqueira , Associate Account Manager
CHF Investor Relations
Tel: (416) 868-1079, Ext. 251
Email: catarina@chfir.com


SULTAN MINERALS INC.
JERSEY-EMERALD PROPERTY
DRILL HOLE LOCATIONS
2007 DRILL PROGRAM
INVINCIBLE MINE
DODGER 4400 MINE
FEENEY MINE
EAST DODGER MINE
EMERALD MINE
JERSEY MINE
JS05-01
JS07-33-35
JS07-36-39
JS07-40-42
JS06-07
JS06-08
JS06-05
JS06-06
JS07-30
JS07-01
JS07-03
JS07-02
JS07-46
JS07-47
JS07-32
JS07-04
JS07-05
JS07-06-09
JS06-04
JS07-31
JS07-12
JS07-10
JS07-11
JS07-13
JS07-14
JS07-15
JS07-16
JS07-20-24
JS07-27-29
JS06-01
JS06-02
JS06-03
JS07-17-19
JS07-43-45
JM07-03
JM07-01
JM07-04
JM07-06
JM07-18
JM07-16
JM07-17
JM07-05
JS07-60
JS07-61
JS07-25
JS07-26
0
0.25
Kilometres
JS07-58
JS07-59
JS07-48
JS07-49
JS07-50
JS07-52
JS07-53
JS07-51
JS07-56
JS07-57
JS07-54
JS07-55
LEGEND
Tungsten Workings
Lead-Zinc-Silver Workings
Open Pit
Drill Holes
Portal

END